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TSX: SLX

SILVERMEX’S FIRST QUARTER OF PRODUCTION AT LA GUITARRA AHEAD OF BUDGET

Vancouver, BC, Canada – April 21, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports that the Company’s first quarter silver and gold production surpassed budgeted estimates.

The company’s wholly owned La Guitarra mine, in the Temascaltepec mining district of Mexico, is currently undergoing major redevelopments and yet continues to show consistent month-over-month production growth and grade improvements. Compared to the fourth quarter of 2010, silver production in the first quarter of 2011 increased 51.1% to 143,128 of silver equivalent ounces (actual). Production cost information will be provided in conjunction with Q1 2011 financial results expected to be released in mid-June.

Highlights of First Quarter 2011

  The mine produced 1,440 tonnes of concentrate containing some 1,182 ounces of gold and 92,883 ounces of silver or 143,128 silver equivalent ounces (actual), representing an increase of 51.1% over Q4 2010, and 40% over budgeted estimates.
  Production grades for the quarter averaged 190.9 g Ag/t and 2.5 g Au/t or 342.8 g/t silver equivalent, 34% over budgeted estimates.
  Recoveries to concentrate for the quarter averaged 91% for silver and 86% for gold, exceeding the budgeted estimate of 85% recovery.
  The mine processed 16,359 tonnes of ore averaging 181 tonnes per day (“tpd”) production.
  Underground drilling has begun with the goal of delineating known structures in an effort to increase mine reserves and establish new production areas.

Production Table for Q1 2011

Month	Tonnes Produced	Tonnes per Day	Grade Ag g/t	Grade Au g/t	Grade Ag Eq g/t	Recovery Ag %	Recovery Au %	Silver Eq Ozs (Actual)	Silver Eq Ozs*
Jan	5,611	181.01	140.23	1.50	230.51	90%	84%	33,661	36,433
Feb	5,081	181.48	240.53	2.61	397.1	95%	91%	54,534	60,513
March	5,667	182.80	196.58	3.48	405.30	91%	90%	53,932	66,847
Total/Avg	16,359	180.77	190.90	2.50	342.80	92%	89%	143,128	163,792

* (Silver equivalents for 2011 using budgeted prices of US$1200/oz Au, US$20/oz Ag. Actual silver equivalents are based on realized prices for the reporting period)

Actual silver equivalent ounces produced for the quarter were 143,128 based upon realized prices. Based upon budgeted prices, silver equivalent ounces produced were 163,792, or 140% of our budgeted production of 117,342.

Michael Callahan, Silvermex’s President, stated; "We are very pleased with the progress we are making at La Guitarra. In only a few months, we have made significant improvements in safety, equipment availability, grade control and mining practices and these improvements are reflected in our production and cost numbers. In our first quarter of operating the mine, we increased the tons per day by 24% of what the mine had averaged over the past five years of operation. We are well on track to reach or exceed our objectives for the year”.

Due to the extensive redevelopment programs currently underway, the production rate in Q1 and Q2 for this year is expected to remain relatively constant. The current programs include development to access known ore blocks, and the delineation and development of new ore bodies to reach current operational capacity. Future development programs will be based on the results of current resource/reserve modeling and drill programs. These programs will be designed to identify and delineate new mining areas and potentially expand production beyond the current capacity. The district offers incredible potential for growth. With numerous past producing mines on the property as well as newly identified structures, the district has the potential to continue delivering sustainable growth for the foreseeable future.

Silvermex is continuing its extensive review of all past exploration programs completed on the 40,000 ha property. The geological staff has increased from one geologist to six and the total staff from 10 to 25. This team is currently compiling and reviewing an immense amount of data derived from over 80,000 m of surface and underground drilling, 10,000 channel samples, test pits and numerous geotechnical and geophysical programs completed by previous operators. This data will be used to develop a comprehensive new resource model, which will assist the company to gain a better understanding of the existing reserves and resources and identify near-term production targets.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.